

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2021

Sam Ataya
Chief Executive Officer
Western Magnesium Corp.
900 - 580 Hornby Street
Vancouver, BC, Canada, V6C 3B6

      **Re:  Western Magnesium Corp.**
           **Registration Statement on Form 10-12G**
           **Filed October 12, 2021**
           **File No. 000-56323**

Dear Mr. Ataya:

      We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc:    Lazarus Rothstein, Esq.